Exhibit 99.2

MINISO Group Announces Offering of US$550 Million Equity Linked Securities

GUANGZHOU, China, January 6, 2025/PRNewswire/－ MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced an offering (the “Securities Offering”) of equity linked securities due 2032 in the aggregate principal amount of US$550 million (the “Securities”). Security holders may exchange their Securities for cash at any time on or after the date which is six years after the closing date to the date falling 10 scheduled trading days prior to the maturity date (both days inclusive). The Securities Offering is expected to close on or about January 14, 2025, subject to customary closing conditions.

In connection with the Securities Offering, the Company expects to enter into lower strike call and upper strike warrant (collectively, the “Call Spread Transactions”) with the managers of the Securities Offering and/or their affiliates and/or other financial institutions (each, a “Call Spread Counterparty”) shortly after the pricing of the Securities Offering. The Securities and the lower strike call will be settled wholly in cash and the Company may issue ordinary shares (the “Shares”) only under the upper strike warrant. This overall structure will enable the Company to raise funds in a form similar to convertible debt securities, whilst deferring potential dilution to a higher effective exercise price.

The Company plans to use 50% of the net proceeds from the Securities Offering and the Call Spread Transactions for overseas store network expansion, supply chain optimization and development, brand building and promotion, additional overseas working capital and other general corporate purposes, and to use another 50% in purchasing the Shares and/or American depositary shares (the “ADSs”) (each representing four Shares) from time to time pursuant to its share repurchase programs. The Company believes that these initiatives will further enhance the Company’s long-term value for shareholders by supporting growth and expansion, enhancing operational efficiency and demonstrating confidence in the Company’s business fundamentals and commitment to maximize returns for its shareholders.

Terms of the Securities

When issued, the Securities will constitute direct, unconditional, unsubordinated and (subject to the terms and conditions of the Securities (the “Conditions”)) unsecured obligations of the Company and bear interest at a rate of 0.5% per year, payable semiannually in arrears on January 14 and July 14 of each year, beginning on July 14, 2025. The Securities will mature on or about January 14, 2032, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The Securities will be exchanged into cash only.

The initial exercise price at which the Securities will be exchanged will initially be HK$64.395 per Share, converted at a pre-determined exchange rate for U.S. dollars, representing a premium of 32.5% over the expected offer price of the Delta Placement as defined below (for reference and illustration only, the “Delta Hedging Price”) and a premium of 26.1% over the closing price of the Share of HK$51.05 per Share quoted on The Stock Exchange of Hong Kong Limited (“HKEX”) on January 6, 2025 (the “Stock Reference Price”). The exercise price of the Securities is subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. In addition, following certain fundamental changes that occur prior to the maturity date, the Company will, in certain circumstances, reduce the exercise price.

Security holders may exchange their Securities for cash: (i) at any time on or after January 14, 2031 to the date falling 70 scheduled trading days prior to the maturity date (“Initial Exercise Period”); and (ii) at any time from the date falling 69 scheduled trading days preceding the maturity date to the date falling 10 scheduled trading days preceding the maturity date (“Final Exercise Period”), in accordance with the terms of the Securities. Upon exercise by a Security holder of their Securities, the Security holder will receive a cash settlement amount in U.S. dollars and equal to the number of cash settled shares underlying the exercised Securities (a notional concept calculated by dividing the principal amount of the Securities by the applicable exercise price on the exercise date) multiplied by (i) if exercised during the Initial Exercise Period, the volume weighted average price of a Share over a specified period of trading days; or (ii) if exercised during the Final Exercise Period, the higher of (a) the applicable exercise price of the Securities, and (b) the volume weighted average price of a Share over a specified period of trading days, calculated in accordance with the Conditions.

Holders of the Securities may require the Company to redeem all or some of such holder’s Securities on January 14, 2028 and January 14, 2030 or in the event of certain fundamental changes, in each case, at a redemption price equal to 100% of the principal amount of the Securities being redeemed, plus accrued and unpaid interest, if any, up to (but not including) the relevant redemption date.

In addition, the Company may redeem all but not part of the Securities in the event of certain changes to tax laws or if less than 10% of the aggregate principal amount of the Securities originally issued remains outstanding at such time, in each case, at a redemption price equal to 100% of the principal amount of the Securities being redeemed, plus accrued and unpaid interest, if any, up to (but not including) the related redemption date.

The Securities have been offered to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).

Call Spread Transactions

The Call Spread Transactions are generally expected to reduce potential dilution to the Shares of the Company and offset cash payments that the Company will be required to make in excess of the principal amount of the Securities upon exchange of Securities by the Security holders. This will give the Company greater financial flexibility and reduce the risk exposure of the Company to market fluctuations during the tenor of the Securities to a pre-determined range.

The Call Spread Transactions are expected to include: (i) Lower Strike Call: a call option transaction, granted by the Call Spread Counterparties to the Company, exercisable at the discretion of the Company, entitling the Company to (a) the difference, settled in cash, between the exercise price of the lower strike call, which is equivalent to the exercise price of the Securities, and the volume weighted average price per Share over a specified period of trading days, converted to U.S. dollars at the prevailing exchange rate, and multiplied by (b) the number of Shares underlying the lower strike call being exercised, and (ii) Upper Strike Warrant: a call option transaction with an expected exercise price of HK$102.1 per Share, representing a premium of 110.0% over the Delta Reference Price (for reference and illustration only) and a premium of 99.9% over the Stock Reference Price, granted by the Company to the Call Spread Counterparties, exercisable at the discretion of the Call Spread Counterparties, which would entitle the Call Spread Counterparties to receive newly allotted and issued Shares.

In connection with establishing their initial hedges of the Call Spread Transactions, the Call Spread Counterparties or their respective affiliates expect to purchase the Shares and/or enter into various derivative transactions with respect to the Shares shortly after the pricing of the Securities. This activity could increase (or reduce the size of any decrease in) the market price of the Shares, the ADSs, other securities of the Company or the price of the Securities at that time. The effect, if any, of this activity, including the direction or magnitude, on the market price of the Shares, the ADSs, other securities of the Company or the price of the Securities will depend on a variety of factors, including market conditions, and cannot be ascertained at this time.

In addition, the Call Spread Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the Shares, the ADSs, the Securities or other securities of the Company and/or purchasing or selling the Shares, the ADSs, the Securities or other securities of the Company in secondary market transactions following the pricing of the Securities and prior to the maturity of the Securities (and are likely to do so following any exchange of the Securities, repurchase of the Securities by the Company upon occurrence of certain fundamental changes or otherwise, in each case, if the Company opts to unwind the relevant portion of the Call Spread Transactions early). The effect, if any, of this activity on the market price of the Shares and/or the ADSs, or the price of the Securities will depend on a variety of factors, including market conditions, and cannot be ascertained at this time. Any of this activity could, however, also cause or avoid an increase or a decrease in the market price of the Shares and/or the ADSs, other securities of the Company or the price of the Securities. In addition, if the upper strike warrant is exercised, to settle their obligations under the Call Spread Transactions, the Call Spread Counterparties or their respective affiliates expect to sell up to the number of Shares underlying the Call Spread Transactions at the time, which could cause a decrease in the market price of the Shares and/or the ADSs, other securities of the Company or the price of the Securities. Any of the above changes in the market price of the Shares could affect whether the holders exchange their Securities and value of the consideration that the holders will receive upon exchange of the Securities. In addition, any of the Call Spread Counterparties may choose to engage in, or to discontinue engaging in, any of these transactions and activities with or without notice at any time, and their decisions will be in their sole discretion and not within the Company’s control.

Investor Hedging Transactions

The Company expects that certain purchasers of the Securities may establish a short position with respect to the Securities by entering into short derivative positions with respect to the Shares (by entering into derivatives with an affiliate of one or more managers of the Securities Offering), in each case, in connection with the Securities Offering, and are expected to dynamically adjust their short positions in respect of the Securities they hold, in the market and/or through derivatives. Other investors in the Securities may engage in similar arbitrage activities during the tenor of the Securities. Any of the above market activities by purchasers of the Securities could increase (or reduce any decrease in) or decrease (or reduce any increase in) the market price of the Shares, ADSs or the Securities at that time, and the Company cannot predict the magnitude of such market activity or the overall effect it will have on the price of the Shares, ADSs or the Securities.

In order to facilitate hedging activities of the purchasers of the Securities, a shareholder of the Company (the “Lender”) controlled by Mr. Guofu Ye, Founder, Chairman and CEO of the Company, is expected to enter into a securities lending deed with an affiliate of one of the managers of the Securities Offering (the “Borrower”), pursuant to which the Lender will lend a certain number of the Shares (the “Borrowed Shares”) to the Borrower. The managers of the Securities Offering are expected to facilitate sales of the Borrowed Shares in order to facilitate initial hedging by certain purchasers of the Securities of the market risk they are exposed with respect to the Securities (the “Delta Placement”).

The Borrower or its affiliate will receive all of the proceeds from the sale of the Borrowed Shares. Neither the Company nor the Lender will receive any proceeds from the sale of the Borrowed Shares.

Other Matters

The Securities and the Borrowed Shares have not been and will not be registered under the Securities Act or securities laws of any other places. They may not be offered or sold within the United States or to U.S. persons, except pursuant to an exemption from the registration requirements of the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Securities Offering, and there can be no assurance that the Securities Offering will be completed.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized consuming brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,”, “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and HKEX, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039